August 13, 2014

Via Edgar and Email
DuchovnyD@sec.gov

Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re: Your Comment Letter of July 16, 2014 re UNITE HERE/Ashford
File No. 001-31775

Dear Mr. Duchnovy:

With regard to your first comment, we have amended our proxy statement to contain the additional disclosures you requested (now in Item VI, Additional Information). With regard to your second comment, we have filed on EDGAR the screenshots of our website. When those materials were posted to the site there was no intent to engage in solicitation of consents for requesting a special meeting.

Sincerely,

Andrew J. Kahn

AJK:ja